United States securities and exchange commission logo





                           September 10, 2020

       Jonathan Benfield
       Chief Financial Officer
       CrossAmerica Partners LP
       600 Hamilton Street, Suite 500
       Allentown, PA 18101

                                                        Re: CrossAmerica
Partners LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 1-35711

       Dear Mr. Benfield:

              We have reviewed your August 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Segment Results, page 52

   1. We reviewed your response to comment 1 and the related disclosure in Form 10-Q for the
                                                        Quarterly Period Ended
June 30, 2020. Operating income is your segment profitability measure and is
disclosed pursuant to ASC 280. Non-GAAP financial measures do not include financial
measures that are required to be disclosed by GAAP. Please remove the reconciliation of
segment operating income to consolidated Adjusted EBITDA. Refer to
                                                        Question 104.01 of the
Division of Corporation Finance's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Jonathan Benfield
CrossAmerica Partners LP
September 10, 2020
Page 2
Item 8. Financial Statements
Consolidated Statements of Income, page 71

2. We reviewed your response to comment 2. Please provide summarized financial information for CST Fuel Supply in the notes to the financial statements. Refer to Rule 4-
         08(g) of Regulation S-X.
      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNameJonathan Benfield                           Sincerely,
Comapany NameCrossAmerica Partners LP
                                                              Division of
Corporation Finance
September 10, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName